

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2015

Bryant Riley
Chief Executive Officer
B. Riley Financial, Inc.
21860 Burbank Boulevard, Suite 300 South
Woodland Hills, California 91367

      Re: **B. Riley Financial, Inc.**
             Amendment No. 1 to Registration Statement on Form S-3
             Filed May 22, 2015
             File No. 333-203534
             Post-Effective Amendment No. 2 to Form S-1 on Form S-3
             Filed May 22, 2015
             File No. 333-198814

Dear Mr. Riley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 and Post-Effective Amendment No. 2 to Form S-1 on Form S-3

1. We note your response to prior comment 1. Please provide us with additional detail regarding how you calculated that your non-affiliated stockholders had the power to vote or dispose of 6,047,329 shares of your common stock on March 12, 2015, as you state in your response. In doing so, please tell us which stockholders you have included as affiliates for the purpose of this calculation. Based on your amended Form 10-K filed on April 30, 2015, and the beneficial ownership chart on page 10 it appears that the number of shares held by non-affiliates is lower than 6,047,329.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director